Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Filer: Global Preferred Holdings, Inc.

Subject Company: AEGON N.V.

Exchange Act File Number of
Registration Statement: 333-123027

[THE FOLLOWING IS THE TEXT FROM THE QUARTERLY REPORT TO STOCKHOLDERS OF GLOBAL PREFERRED HOLDINGS, INC. REGARDING THE FORM F-4 REGISTRATION STATEMENT/PROXY STATEMENT FILED BY AEGON N.V. WITH RESPECT TO THE PROPOSED TRANSACTION BETWEEN GLOBAL PREFERRED HOLDINGS AND AEGON, MAILED ON MAY 7, 2005]

Dear Stockholder,

We recently sent you two important items, a Notice of Special Meeting of Stockholders and Proxy Statement and our 2004 Annual Report to Stockholders Form 10-K.

Regarding the Proxy Statement, a special meeting has been scheduled for May 10, 2005 at 4:00 p.m. local time in Atlanta, Georgia. As you are most likely aware from previous communications, we entered into an agreement to sell Global Preferred Holding's interest in Global Preferred Re Limited, the Bermuda-based life reinsurance company owned by GPH. The transaction is subject to a number of conditions; a very important one is that you, our stockholders, approve both the sale of Global Preferred Re and our subsequent dissolution. Accordingly, the purpose of the upcoming special meeting is to consider and vote on: (a) a proposal to authorize GPH to sell the entire issued and outstanding share capital of Global Preferred Re to GPRE Acquisition Corp., a wholly owned subsidiary of AEGON N.V., and (b) the dissolution and liquidation of GPH following the sale of Global Preferred Re. Both proposals must be approved by holders of a majority of outstanding shares of our common stock in order for us to complete the proposed transactions.

Important information about these proposals and factors you should consider are described in further detail in the Proxy Statement dated April 5, 2005 that was mailed to you, which you should have received. *If you have not yet received the Proxy Statement, please contact our Investor Relations Office at (770) 248-3321 and one will be sent directly to you free of charge.*

Your vote is very important! Please be sure to review the Proxy Statement and mail your proxy card as soon as possible.

The second item included in the mailing to each of our stockholders was the 2004 Annual Report to Stockholders Form 10-K. This is our annual report, which historically had been incorporated into a more aesthetic format that highlighted key aspects of our business. We elected to use this more basic format than in years past so that you would receive the annual report on both a timely and cost effective basis. Beyond the Special Meeting of Stockholders scheduled for May 10, a notice will be sent soon regarding the date and time for our 2005 Annual Stockholders Meeting.

Regarding our financial performance, we are pleased to report an increase in our net income at year-end 2004 to $4.0 million from $1.9 million in 2003. This is an increase of over 100% from our prior year income. While our revenues remained relatively stable in 2004 as compared to 2003, factors that contributed to the strong growth in earnings included moderate growth in equity markets, increases in our investment income on our growing capital base, and favorable reductions in claims and expenses.

* * *

In closing, 2004 has been a productive year in seeking our primary goals: increasing stockholder value and developing a path to liquidity of that value. I look forward to visiting with many of you soon at the Special Meeting.

Sincerely,

Ed McKernan

Global Preferred Holdings, Inc.™
Redefining Reinsurance. Redefining Relationships.

6455 East Johns Creek Crossing, Suite 402
Duluth, GA 30097-1517

Executive Headquarters: 6455 East Johns Creek Crossing, Suite 402, Duluth, GA 30097-1517, PO Box 2167, Duluth, GA 30096-9819 • Phone 770.248.3311
• ©2004 Global Preferred Holdings, Inc.™ • 425/04.25

2004

Fourth Quarter Report

Global Preferred Holdings, Inc.™
Redefining Reinsurance. Redefining Relationships.

Stockholders' Equity

(Dollars in millions)

$45
$30
$15
$0
'01
'02
'03
'04

Consolidated Statement of Income

(Dollars in thousands except per share amounts)

	For Three Months Ended December 31 AUDITED 2003	2004	For Twelve Months Ended December 31 AUDITED 2003	2004
Revenues:				
Reinsurance revenues	$ 7,424	$ 7,281	$ 30,198	$ 29,641
Investment income and gains (losses)	162	250	428	871
Other income	48	9	63	16
	7,634	7,540	30,689	30,528
Benefits and expenses:				
Benefits, claims and settlements	2,564	1,843	10,323	7,549
Reinsurance expense allowances, net	1,978	1,925	8,135	7,686
Amortization of deferred acquisition costs	1,314	1,655	5,537	6,209
Operating expenses	800	964	3,387	3,327
Interest expense	94	-	375	217
	6,750	6,387	27,757	24,988
Income before income taxes	884	1,153	2,932	5,540
Income tax expense	(301)	(343)	(998)	(1,570)
Net income	$ 583	$ 810	$ 1,934	$ 3,970
Diluted earnings per share	$ 0.14	$ 0.19	$ 0.47	$ 0.95
Weighted-average common shares outstanding	4,141,684	4,141,684	4,141,684	4,141,684
Weighted-average diluted common shares	4,141,684	4,157,227	4,141,684	4,157,539

Additional Information

In connection with the proposed transactions, AEGON, N.V. filed a registration statement on Form F-4 on February 28, 2005, as amended by Amendment No. 1 filed on April 5, 2005, and certain other relevant documents concerning the proposed transaction. AEGON's registration statement on Form F-4 includes Global Preferred's proxy statement for its special meeting of stockholders. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Global Preferred, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, at www.gphre.com, under "Investor Relations, SEC Filings". Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Global Preferred Investor Relations. This communication to stockholders does not constitute an offer of securities or the solicitation of an offer to acquire securities, nor is it intended as a solicitation of a proxy with respect to any proposed transaction. Stockholders seeking further information should contact Global Preferred Investor Relations: Ms. Rebecca Turner, (770) 248-3311.

This report contains forward-looking statements regarding anticipated revenue, profits and continued growth. These statements are subject to changing circumstances, risks and uncertainty; future results could differ materially from expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. For a detailed discussion of factors that may affect Global Preferred's business and operating results, you should review "Factors that May Affect Future Results of Operations" contained in Global Preferred's Annual Report on Form 10-K as amended for the year ended December 31, 2004 as Exhibit 99.1 and other documents Global Preferred Files, from time to time, with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q.

Consolidated Balance Sheet & Selected Financial Data

(Dollars in thousands)	AUDITED As of 12/31/03	AUDITED As of 12/31/04
ASSETS		
Cash and invested assets	$ 30,618	$ 34,560
Deferred acquisition costs	45,608	40,168
Other assets	3,058	3,079
Total Assets	$ 79,284	$ 77,807
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 33,979	$ 28,541
Stockholders' Equity	45,305	49,266
Total Liabilities and Stockholders' Equity	$ 79,284	$ 77,807
Number of life insurance policies and riders reinsured	239,201	221,626
Number of annuity policies reinsured	48,285	44,886

Fourth Quarter Performance Highlights

Revenues:

Revenues decreased by $94,000, or 1%, from $7.6 million for the quarter ended December 31, 2003, to $7.5 million for the comparable period in 2004.

Net Income:

Net income for the quarter ended December 31, 2004 was $810,000 compared to $583,000 for the same period in 2003.

Net income for the quarter ended December 31, 2004 increased 39% from the comparable period in 2003.

Assets:

Assets decreased by $1.5 million, or 2%, from $79.3 million as of December 31, 2003 to $77.8 million as of December 31, 2004.

Stockholders' Equity:

Stockholders' equity increased by $4 million, or 9%, during the period from December 31, 2003 to December 31, 2004.